Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Trading statement and production update for the year ended 31 December 2024

Johannesburg, 19 February 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) will release its operating and financial results for the six months (H2 2024) and year ended 31 December 2024 on Friday, 21 February 2025 (refer to the webcast and call details later in this release).

In terms of paragraph 3.4(b) (i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.

Trading statement for 2024

Accordingly, stakeholders are advised that Sibanye-Stillwater expects to report a loss per share (EPS) for the year ended 31 December 2024 (2024) of between 245 SA cents (13 US cents) and 271 SA cents (15 US cents) compared with a loss per share for the year ended 31 December 2023 (2023) of 1,334 SA cents (72 US cents), an improvement of between 80% and 82% year-on-year primarily driven by a profit realised in H2 2024. EPS for 2024 were significantly impacted by a further impairment of property, plant and equipment from the US PGM operations amounting to R8,791 million (US$501 million), primarily due to lower medium- to long-term forecast consensus palladium price assumptions, the restructuring undertaken during Q4 2024 resulting in the suspension of operations at the Stillwater West mine and reduced mining at East Boulder mine, lowering production for 2025 by approximately 200,000 2Eoz (relative to 2024 guided production).

Headline earnings per share (HEPS) for 2024, which, inter alia, excludes the impairment, are expected to be positive, between 63 SA cents (3 US cents) and 67 SA cents (4 US cents), compared with HEPS for 2023 of 63 SA cents (3 US cents). Compared to the previous year, this range represents an improvement of between 0% to 7% in HEPS.

The improvement in the loss per share and HEPS for 2024 compared to 2023 is primarily due to:

- a reduction in impairments recognised (no impact on HEPS)
- an increase in the net gain on financial instruments, mainly attributable to a fair value gain on the derivative financial instrument portion of the convertible bond recognised during H1 2024, fair value gains on the revised cash flows of the Burnstone debt and the Keliber and Marikana dividend obligations. These were partially offset by fair value losses on hedge contracts for zinc and lower fair value gains on the Rustenburg and Marikana B-BBEE share-based payment obligations
- an increase in the share of results of equity-accounted investees mainly due to an impairment recognised at the Mimosa operation in 2023 (no impact on HEPS)
- a decrease in other costs due to a significant decrease in the onerous contract provision at Sandouville
- an increase in other income due to insurance proceeds received at US PGM operation relating to the flood during June 2022 and on the utilisation of the onerous contract provision
- a decrease in royalties and mining and income taxes, due to lower revenue and commodity prices

The above-mentioned positive impacts were partially offset by the following:

- continued lower average PGM basket prices received at the SA and US PGM operations which resulted in a 16% lower average rand 4E* PGM basket price and a 21% lower average US dollar 2E* PGM basket price year-on-year, which resulted in lower revenue. The decline in revenue was partly offset by a 22% increase in the average rand gold price and additional revenue from the Reldan operations which were acquired effective 1 March 2024
- higher net cost of sales mainly at the SA PGM Marikana operations due to higher opening inventory levels
- higher finance expense costs mainly due to increased borrowings at Keliber

The conversion of rand amounts into US dollars is based on an average exchange rate of R18.32/US$ for 2024 and R18.42/US$ for 2023. This is provided as supplementary information only.

The financial information on which this Trading statement is based has not been reviewed or reported on by Sibanye-Stillwater's external auditors.

Production update for the year ended 31 December 2024

Annual production from all Group operations was within the 2024 guidance, except for the US PGM operations which were marginally below guidance at the beginning of 2024 due to the restructuring undertaken during Q4 2024, and the Century operation, which missed guidance by 5% due to the impact of the regional bushfire in Q4 2024.

PGM production from the SA PGM operations of 1,835,410 4Eoz (including attributable production from Mimosa and third-party purchase of concentrate (PoC)), was 4% higher year-on-year. This includes 119,378 4Eoz attributable to the acquisition of Anglo American Platinum Limited's 50% share of the Kroondal pool and share agreement effective from 1 November 2023. This increase offset lower production from the Rustenburg operation, which was impacted by the collapse of the Siphumelele shaft ore collector bin and conveyor system, illegal industrial action at the Kroondal operation, and the restructuring and closure of high-cost and end-of-life operations at the Marikana and Kroondal operations in H1 2024.

US PGM operations performed as planned following the restructuring undertaken during Q4 2023 (repositioning for lower PGM prices, by deferring production growth and maintaining lower levels of production to reduce costs), with mined 2E PGM production for 2024 of 425,842 2Eoz consistent with 2023. Production for Q4 2024 was affected by a suspension of operations and reduced mining resulting from ongoing restructuring processes due to losses stemming from the 2E PGM basket price remaining below the all-in sustaining cost (AISC), despite significant improvements compared to 2023.

In 2024, the US PGM recycling operation fed 316,470 3Eoz, a 2% increase from the previous year, despite persistent soft market conditions affecting receipt rates of spent autocatalysts.

Since its acquisition in March 2024, the Reldan recycling operation processed over 20 million pounds (Mlbs) of mixed scrap and industrial waste, particularly benefiting from higher gold volumes and prices compared to 2023. Reldan sold 107,680 oz gold, 1.7Moz silver, 15,292 oz platinum, 19,835 oz palladium, 2.6 Mlbs of copper and 4.7 Mlbs of mixed metal scrap in 2024.

Production from the SA managed gold operations (excluding DRDGOLD) declined by 16% (3,218kg) to 16,896kg (543,218oz) for 2024, mainly due to the closure of the Kloof 4 shaft and increased seismic activity at the Driefontein and Kloof operations, respectively.

In the European region, the Sandouville nickel refinery produced 7,705 tonnes of nickel (comprised of 6,549 tonnes of nickel metal and 1,156 tonnes of nickel salts) for 2024. Production was 8% higher year-on-year due to improved plant stability and lower maintenance downtime. This was partially offset by lost production as a result of a solvent supplier effecting a force majeure (Q4 2024) and technical issues with a new bagging machine (Q4 2024).

In the Australian region, the Century zinc tailings retreatment operation produced 82 kilotonnes (kt) of payable zinc metal for 2024 (76kt for the 10 months since acquisition in 2023). Production was impacted by disruptions caused by excessive rainfall during the wet season (Q1 2024) and a regional bushfire that damaged surface piping infrastructure and other key services at the mine (Q4 2024).

Results webcast and conference call

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2024 on Friday, 21 February 2025 and will host a live presentation shared via a webcast (Webcast link) and conference call (Registration link for conference call) at 09h00 (CAT) / 07h00 (GMT) / 02h00 (EST) / 00h00 (MT). The results will be made available an hour before the presentation at 08h00 (CAT) / 06h00 (GMT) / 01h00 (EST) / 23h00 (MT) on the Group's website at

www.sibanyestillwater.com/news-investors/investors/reports/quarterly/2024/.

** 4E: referring to four elements comprising platinum, palladium, rhodium and gold*
2E: referring to platinum and palladium
3E: referring to platinum, palladium and rhodium

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

Forward looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.